82-2996

MAJOR GENERAL RESOURCES LTD.

02 FEB 21 AM 8:20

1550 - 409 Granville Street
Vancouver, B.C. V6C 1T2
Tel. (604) 685-5254
Fax: (604) 685-2814

SUPPL

Date: February 5, 2002
Trading Symbol (CDNX-MGJ)
Shares Issued: 42,143,328
News Release: #02-06

FOR IMMEDIATE RELEASE

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DUAL FINANCINGS TOTAL $2.5 MILLION FOR MAJOR GENERAL AND DIAMOND SUBSIDIARY

Vancouver, BC: Major General announces it will sign two letters of intent totalling CDN $2.5 million for advancement of its precious and base metals properties and its proposed subsidiary spin-out diamond company.

The company recently announced a change in Major General's corporate structure, with its shares being consolidated on a three-for-one basis. Shareholders of the consolidated company would receive shares in a company, consisting of diamond properties now held (or in negotiation) by Major General, on the basis of one share for every 3.5 held in the restructured Major General company.

A private placement units financing, totalling CDN $1 million, consisting of post consolidated Major General at $0.45 per share, plus one warrant per unit, with warrant conversion at $0.55 per share in the first year, and $0.65 in year two, has been arranged. The units will have a forced warrant conversion if shares trade at $1.00 or higher for 20 consecutive days. A finder's fee of 7.5% is payable to Global Resource Investments Ltd. of Carlsbad, California.

A portion of the proceeds will be allocated towards Major General's nickel projects in the South Voisey Bay, Labrador.

Major General's proposed new diamond company will be financed by way of a Haywood Securities Inc. prospectus offering of up to CDN $1.5 million consisting of 3,000,000 units, each unit consisting of one new diamond company common share and a half warrant. Warrants will be exercisable to purchase shares in the new diamond company for up to 12 months at a price of $0.60. Major General will lend the diamond subsidiary approximately $300,000 to allow it to operate on an interim basis. The diamond company will be the holder of Major General's extensive holdings in Nunavut and Northwest Territories. Major General will retain a 9.9% equity position in the diamond company and a royalty of 2% on production. CDN $2 million is being allocated by the new diamond company and its partners for further drilling and exploration in 2002.

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"The corporate reorganization is intended to create greater awareness and share appreciation for each of the two entities," said company president William Coulter.

The reorganization and financing is subject to shareholder and regulatory approvals.

Major General shares trade under the symbol MGJ on the CDNX Senior Board.

William J. Coulter
President

For further information, contact: Ray D. Torresan, (604) 688-4621, or:
Major General Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.majorgeneral.com
Email: info@majorgeneral.com